UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

McCormick & Company, Incorporated

______________________________________________________

(Name of Issuer)

Common Stock

______________________________________________________

(Title of Class of Securities)

579780206

______________________________________________________

(CUSIP Number)

W. Geoffrey Carpenter

c/o McCormick & Company, Incorporated

18 Loveton Circle

Sparks, Maryland 21152

(410) 771-7301

______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 30, 2005

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                               SCHEDULE 13D

CUSIP No. 579780206
1		NAMES OF REPORTING PERSON Robert J. Lawless
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF/OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,430,098
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,430,098
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,098[1]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IN

_________________________

[1]	Includes 1,100,247 shares of Common Stock which could be acquired pursuant to the exercise of vested but unexercised stock options.
[2]	Based upon 12,345,213 shares outstanding as of December 31, 2008.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2005, (the “Schedule 13D”), by Robert J. Lawless (the “Reporting Person”), relating to the Common Stock, no par value (the “Common Stock”), of McCormick & Company, Incorporated (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Items 2(c), 3 and 5(a), (b) and (c) of the Schedule 13D are amended and restated as follows:

Item 2. Identity and Background

(c) The Reporting Person is the retired Chairman of the Board, President and Chief Executive Officer of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person is a retired executive officer and former member of the Board of Directors of the Issuer and in his capacity as such received compensation from the Issuer in the form of shares of Common Stock and other equity-based awards. The Reporting Person beneficially owns shares of Common Stock that were acquired, and which may be acquired in the future, through the exercise of stock options. The exercise price of such stock options has been paid by the Reporting Person with personal funds.

Item 4.	Purpose of Transaction

The Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (except that the Reporting Person is expected to receive Common Stock upon exercise of stock options in the future); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

Item 5. Interest in Securities of the Issuer

(a), (b) As of December 30, 2005, based on 14,435,607 shares of the Issuer’s Common Stock outstanding as of December 30, 2005 as reported on the Issuer’s annual report on Form 10-K for the fiscal year ended November 30, 2005, the Reporting Person’s beneficial ownership of 1,220,883 shares of Common Stock represented 7.9% of the Issuer’s Common Stock.

As of December 29, 2006, based on 13,359,983 shares of the Issuer’s Common Stock outstanding as of December 29, 2006 as reported on the Issuer’s annual report on Form 10-K for the fiscal year ended November 30, 2006, the Reporting Person’s beneficial ownership of 1,483,697 shares of Common Stock represented 10.2% of the Issuer’s Common Stock.

As of January 4, 2008, based upon 12,737,897 shares of the Issuer’s Common Stock outstanding as of December 31, 2007 as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended November 30, 2007, the Reporting Person’s beneficial ownership of 1,699,009 shares of Common Stock represented 12% of the Issuer’s Common Stock.

As of December 31, 2008, based upon 12,345,213 shares of the Issuer’s Common Stock outstanding as of December 31, 2008 as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended November 30, 2008, the Reporting Person’s beneficial ownership of 1,430,099 shares of Common Stock represented 10.6% of the Issuer’s Common Stock.

As of the date hereof, based upon 12,331,457 shares of the Issuer’s Common Stock outstanding as of February 28, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2009, the Reporting Person’s beneficial ownership of 1,430,099 shares of Common Stock represented 10.6% of the Issuer’s Common Stock. Of this amount, the Reporting Person has the right to acquire 1,100,247 shares of Common Stock through the exercise of vested but unexercised stock options. The reporting person has the sole power to vote or dispose of all shares of Common Stock beneficially owned by him.

(c) The Reporting Person has undertaken no transactions in Common Stock during the 60 days prior to the date of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2009

/s/ Robert J. Lawless Robert J. Lawless